Fleming PLLC

30 WALL STREET 8TH FLOOR NEW YORK NEW YORK 10005

TEL 516 833 5034     FAX 516 977 1209     WWW.FLEMINGPLLC.COM

October 10, 2018

Via Edgar

Susan Block, Esq.

Laura Nicholson Esq.

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Workhorse Group Inc.

Registration Statement on Form S-3

Filed August 20, 2018

File No. 333-226923

Ms. Block and Ms. Nicholson:

Workhorse Group Inc. (the “Company”) has filed an amendment to the above referenced Form S-3 on October 10, 2018. As discussed telephonically, the Company has amended the Form S-3 to reflect that the warrant to acquire 108,768 shares of common stock at an exercise price of $1.596 per share, which was deliverable following the end of the 2018 third quarter, was issued and delivered to Arosa Opportunistic Fund LP on October 1, 2018. Further, the Company has revised “Incorporation by Reference” to specifically incorporate the Form 10-Q for the quarter ended March 31, 2018.

***

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 516-833-5034 if you have any questions or comments. Thank you.

Very truly yours,

Fleming PLLC

By:	/s/ Stephen Fleming
Name:	Stephen Fleming
Title:	Managing Member